Exhibit 3.5


                                  June 7, 2006


Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York  10020

                Re: Van Kampen Unit Trusts, Municipal Series 609
            (New Jersey Insured Municipals Income Trust, Series 160)

Gentlemen:

     We have acted as special counsel, with respect to New Jersey state tax matters, to Van Kampen Unit Trusts, Municipal Series 609 (the "Fund") concerning a Registration Statement (No. 333-131447) on Form S-6 under the Securities Act of 1933, as amended, covering the issuance by the Fund of units of fractional undivided interest (the "Units") in several state trusts (the "State Trusts"), one of which is New Jersey Insured Municipals Income Trust, Series 160 included as a part of the Fund (the "New Jersey Trust"). Such Units will be purchased by various investors ("Certificateholders").

     The Fund is organized under a Trust Indenture and Agreement (the "Indenture") of even date herewith (the "Date of Deposit") between Van Kampen Funds Inc. (the "Depositor") and The Bank of New York through its Wall Street Trust division (the "Trustee"). Each Unit of the New Jersey Trust represents a fractional undivided interest in the principal and net income of the New Jersey Trust. The New Jersey Trust will be comprised of that number of units which will establish as close as possible as of the Date of Deposit a Public Offering Price (as defined in the Prospectus) per Unit of $1,000. The New Jersey Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.

     In acting as special counsel, we have examined such documents and records with respect to the immediately preceding series of Van Kampen Unit Trusts, Municipal Series which included a State Trust consisting primarily of Bonds (herein defined) (the "Prior Series") as we deem necessary, including, but not limited to, the Trust Indenture and Agreement (the "Prior Series Indenture") and the Prospectus. You have advised that the Prior Series Indenture is identical in all material respects to the Indenture. You have also advised that the opinion of Chapman and Cutler LLP with respect to the Federal income tax status of the Fund, its constituent State Trusts and its Certificateholders, is in all material respects identical to the opinion issued by Chapman and Cutler LLP for the Prior Series.

     We note that the assets of the New Jersey Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Jersey, and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States (the "Bonds"). Distributions of the interest received by the New Jersey Trust will be made to each Certificateholder semi-annually unless the Certificateholder elects to receive such distributions on a monthly basis. In the opinion of bond counsel to each issuer, the interest on all Bonds in the New Jersey Trust is exempt from Federal income tax under existing law.

     We understand that on the Date of Deposit the Depositor has deposited with the Trustee the total principal amount of interest-bearing obligations and/or contracts for the purchase thereof together with an irrevocable letter of credit in the amount required for the purchase price and accrued interest, if any, and an insurance policy purchased by the Depositor evidencing the insurance guaranteeing the timely payment of principal and interest of some of the obligations comprising the corpus of the Fund, as more fully set forth in the Preliminary Prospectus. All other obligations included in the deposit described above will be covered by insurance obtained by the issuer of such obligations guaranteeing timely payment of principal and interest. Such insurance will provide that the amount paid by the insurer in respect of any Bond may not exceed the amount of principal and interest due on the Bond and such payment will in no event relieve the issuer from its continuing obligation to pay such defaulted principal and interest in accordance with the terms of the obligation.

     The Indenture provides that each State Trust is a separate and distinct trust for all purposes, the assets of one State Trust may not be commingled with the assets of any other State Trust, and the expenses of one State Trust shall not be charged against any other State Trust. The Indenture further provides that the certificates representing the ownership of an undivided fractional interest in one State Trust shall not be exchangeable for certificates representing the ownership of an undivided fractional interest in any other State Trust.

     The Indenture provides further, among other things, that the Trustee shall:

(a) collect all interest and monies payable to the New Jersey Trust, and hold the funds collected in trust on behalf of the Certificateholders of the New Jersey Trust;

(b) set aside from such funds any amounts necessary for the reimbursement of advances and for the payment of expenses, taxes and governmental charges in respect of the New Jersey Trust;

(c) distribute all remaining amounts semi-annually, or monthly if so elected by a Certificateholder, to the Certificateholders in proportion to their interest in the New Jersey Trust;

(d) redeem any certificates tendered for redemption by a Certificateholder provided that the Trustee has notified the Depositor of the tender and the Depositor has failed to indicate within a time specified in the Indenture that it will purchase the tendered certificates from the tendering Certificateholder;

(e) sell or liquidate any or all Bonds at the sole direction of the Depositor and at such price and time and in such manner as shall be determined by the Depositor, provided that the Depositor has determined that any one or more of certain conditions specified in the Indenture exists;

(f) in connection with an offer made by an obligor of any of the Bonds to issue new obligations, in exchange and substitution for any issue of Bonds pursuant to a plan for the refunding or refinancing of such Bonds, pursuant to the sole instruction of the Depositor in writing, reject such offer and either hold or sell such Bonds, or accept or reject such offer or to take any other action with respect thereto as the Depositor may deem proper; and

(g) at the direction of the Depositor, acquire Replacement Bonds, as defined in the Prospectus, to make up the original corpus of the New Jersey Trust in the event of a failure to deliver any Bond that has been purchased for the New Jersey Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis.

     The Trustee has no power of sale except (a) on order of the Depositor as stated herein, (b) to provide funds, not otherwise available, to pay taxes, charges, expenses, fees or indemnities, (c) in case of default on any of the Bonds, but only after notification of the Depositor, and provided that the Depositor has not, within 30 days of such notification, given any instructions to sell or to hold, or has not taken any other action in connection with, such Bonds, or (d) for the purpose of redeeming certificates tendered by any Certificateholder. The Trustee has no power to reinvest, except as stated in the Indenture. Such limited power of reinvestment is in furtherance of the Trustee's obligation to protect the trust assets, and does not constitute power to vary investments.

     The Indenture provides further, among other things, that the Certificateholders:

(a) may tender their certificate or certificates to the Trustee for redemption except in limited circumstances;

(b) will not have any right to vote or in any manner otherwise control the operation and management of the Fund, the New Jersey Trust, or the obligations of the Depositor or Trustee;

(c) may elect to receive distributions from the New Jersey Trust on a monthly basis;

(d) may terminate the New Jersey Trust at any time by written consent of Certificateholders representing 51% of the then outstanding Units of the New Jersey Trust; and

(e) shall be under no liability to any third persons by reason of any action taken by the Depositor or Trustee or any other Certificateholder, or any other cause whatsoever.

     You have advised that, in the opinion of Chapman and Cutler LLP, for Federal income tax purposes the Fund and New Jersey Trust will not be taxable as a corporation or association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended. Each Certificateholder will be considered the owner of a pro rata portion of the New Jersey Trust and will be subject to tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended. The New Jersey Trust itself will not be subject to Federal income taxes. For Federal income tax purposes, each item of trust income will have the same character in the hands of the Certificateholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the New Jersey Trust consists of interest excludable from gross income under Section 103 of the Internal Revenue Code of 1986, as amended, such income will be excludable from Federal gross income of the Certificateholder. Furthermore, any proceeds paid under the insurance policy issued to the Trustee of the Fund which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations and the excludability from Federal gross income of interest on Bonds which may be insured by policies issued directly to the respective Bond issuers will not be affected if the source of any interest payment is from policy proceeds.

     Based on our examination of the Prior Series Indenture, your advice that the Indenture is identical in all material respects to the Prior Series Indenture, your advice that the opinion of Chapman and Cutler LLP with respect to the Federal income tax status of the Fund, its constituent State Trusts and its Certificateholders dated as of the date hereof is identical in all material respects to its counterpart in the Prior Series, and, with respect to Federal income tax matters, with your approval, relying solely upon the opinion of Chapman and Cutler LLP, and our examination of such other documents, records and matters of law as we deem necessary, we are of the opinion that for New Jersey state and local tax purposes:

1. The New Jersey Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

2. With respect to the non-corporate Certificateholders who are residents of New Jersey, the income of the New Jersey Trust which is allocable to each such Certificateholder will be treated as the income of such Certificateholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Certificateholder will retain its status as tax-exempt interest when received by the New Jersey Trust and distributed to such Certificateholder. Any proceeds paid under the insurance policy issued to the Trustee of the Fund with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

3. A non-corporate Certificateholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Certificateholder redeems or sells his Units, or upon payment of any proceeds under the insurance policy issued to the Trustee of the Fund with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Certificateholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

4. Units of the New Jersey Trust may be taxable on the death of a Certificateholder under the New Jersey Transfer Inheritance Tax law or the New Jersey Estate Tax Law.

5. If a Certificateholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the Fund with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

     We have not examined any of the obligations to be deposited in the Fund, and express no opinion as to whether the interest on any such obligations would in fact be tax-exempt if directly received by a Certificateholder; nor have we made any review of the proceedings relating to the issuance of Bonds or the basis for bond counsel opinions.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm and a summary of this opinion included in such Registration Statement and the related Prospectus. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     Except as indicated in the immediately preceding paragraph hereof and except with our prior written consent, this opinion may not be quoted in whole or in part or otherwise referred to in any document or instrument or be furnished to or relied upon by any person other than the addressee and The Bank of New York through its Wall Street Trust division, as Trustee (including any successor trustee).

     Any statements regarding tax matters made herein, including any attachments, cannot be relied upon by any person to avoid tax penalties and are not intended to be used or referred to in any marketing or promotional materials. To the extent this communication contains a tax statement or tax advice, Herold and Haines, P.A. does not and will not impose any limitation on disclosure of the tax treatment or tax structure of any transactions to which such tax statement or tax advice relates.

                                                         Very truly yours,

                                                         HEROLD AND HAINES, P.A.